EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation

QUEENSLAND TREASURY CORPORATION

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (“Corporation”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the “Board”) to determine and implement ongoing strategies for capital market operations.

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;
(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2007, the Corporation had a total of $40.612 billion in assets and $40.239 billion in liabilities compared to $33.492 billion in assets at June 30, 2006 and $33.165 billion in liabilities at June 30, 2006.

Organisation of Queensland Treasury Corporation

The present Under Treasurer of the State is Mr. Gerard P. Bradley.

The powers, functions and duties of the Under Treasurer have been delegated to the Board (Chairman: Sir Leo Hielscher). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

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The Chief Executive of the Corporation is Stephen Rochester. The Organisation Management Team (“OMT”) comprises the Chief Executive and senior management. The OMT provides management oversight of the Corporation’s performance in implementing its strategic and corporate objectives outlined in Corporation’s strategic and corporate plan and manages human resource performance. The business address of the Corporation and the Board is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland.

With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to the State and Queensland’s statutory authorities including the State owned trading enterprises and local governments. At June 30, 2007, the total borrowings of the Corporation were $32.421 billion. This amount included overseas debt equivalent to $11.920 billion based on the prevailing rates of exchange at June 30, 2007. Included in these overseas borrowings were Australian dollar denominated borrowings of $11541 billion raised in the Euro Australian dollar market. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.

The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, the Securities and all other public bond issues and commercial paper facilities undertaken by the Corporation have been guaranteed by the Treasurer.

The Corporation’s borrowing and lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by Government Bodies.

Surplus borrowings are held to manage the Corporation’s refinancing risk, the Corporation’s customers’ (ie. Government Bodies) interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

The Government Bodies the Corporation lends to include Government departments, State owned trading enterprises, local governments and all statutory bodies. Under its lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilise debt portfolios which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments. However, the State owned trading enterprises normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained. At 30 June 2007, loans to Government Bodies totalled $24.269 billion of which $15.143 billion was to State owned trading enterprises.

Section 15 of the Act provides that profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

The financial statements of the Corporation are comprised of an Income Statement, Cash Flow Statement, Statement of Changes in Equity and Notes to and forming part of the Financial Statements.

For detailed information regarding outstanding indebtedness of the Corporation see “Supplementary Tables and Information”.

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Cross Border Lease Transactions

The Corporation, on behalf of Government Bodies (“Queensland lessees”), has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross border lease transactions entered into by the Corporation relate to rail and electricity assets.

Under the cross border lease transactions, QTC has assumed responsibility for a significant portion of the transaction risk. If certain events occur, QTC could be liable to make additional payments under the transactions. However, external advice and history to date indicate the likelihood of these events occurring is remote. The exposure is measured by the difference between the termination value of the leases and the market value of financial assets held to meet the future payment obligations under each lease (“strip loss”). The strip loss value, which peaked at approximately $850 million as at 30 June 2007, falls progressively to zero over the remaining term of the leases by the year 2029.

QTC also has a contingent exposure to the financial assets purchased to meet the future payment obligations under each lease. This exposure is to the parties who have issued the financial instruments. However, the risk to QTC is relatively low with approximately 94% of the defeasance asset exposure having a credit rating of AAA and the lowest rated entity having a credit rating of AA- representing only 2.9% of the total exposure.

The backing of the State of Queensland is a key part of cross border lease transactions. This is generally due to the fact that QTC or the public sector lessee represents the Crown in the right of the State of Queensland. Alternatively, a separate State of Queensland guarantee has been provided in relation to some cross border lease transactions. In any event, the State’s contingent exposure is, in all material respects, equivalent to the exposures described in the paragraphs above.

QUEENSLAND

General

The State of Queensland (the “State” or “Queensland”) has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometres, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well-developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 170,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous State in Australia with a population of around 4.16 million persons, or 19.9% of Australia’s population at the end of March 2007. Approximately two-thirds of Queensland’s population lives in the Brisbane and Moreton region in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.82 million residents. There are nine other population centres in Queensland with over 50,000 residents.

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Government of Queensland

The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory which contains the nation’s capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defence, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, legislation over the last decade underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labour market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

Following the most recent State election (September 2006), the Australian Labor Party again forms the current government of Queensland. The Premier is the Honourable Anna Bligh, who was sworn in as on 13 September 2007 following the retirement of the Honourable Peter Beattie. Ms Bligh previously occupied the roles of Depute Premier and Treasurer, and was nominated unopposed to succeed Mr Beattie.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by career public servants with each department having a “permanent head” who is responsible for the financial administration of the funds provided by Parliament for use by that department.

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The State judicial system operates principally through the Magistrates Court, the District Court, the Supreme Court and the Court of Appeal. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “public enterprises”.

QUEENSLAND ECONOMY

Overview

Queensland has a well diversified economic base, with strong agricultural and mining sectors, an established manufacturing sector and a wide range of services, including a well-developed tourism sector and a fast developing business services sector.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal constituents. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals and silver producing regions and ranks in the top ten in copper and zinc production. The State’s coal and bauxite reserves are among the largest in the world, and are generally of high grade and are easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of economical electrical energy produced from extensive supplies of inexpensive coal. Further advancements underway include the development of alternate competitive energy sources such as natural gas and coal seam methane.

Historically, Queensland has not participated as extensively as other Australian States in the development of manufacturing industries. In particular, manufacturing industries in Queensland have developed to meet the internal requirements of the Queensland economy, supporting energy intensive mineral processing and agricultural industries. However, the manufacturing sector has, in recent years, diversified and expanded into higher value-added and high technology industries.

In the last 15 years, international tourism in Queensland has experienced rapid growth based on its many natural attractions, including the Great Barrier Reef, the Gold Coast, extensive beaches, island resorts and tropical rainforests.

Queensland has an extensive services sector initially developed to support the mining and agricultural sectors, but which now covers a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as those industries servicing the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years with the mining and tertiary sectors growing strongly and the relative importance of the rural sector declining. In 2005-06 the rural sector accounted for approximately 4.1% of Gross State Product (“GSP”) and 25.7% of the agricultural sector in Australia. The mining sector accounted for approximately 12.4% of GSP in the State and 30.8% of mineral production in Australia. Meanwhile, the manufacturing sector accounted for approximately 9.0% of GSP and 15.5% of the manufacturing sector in Australia. Finally, the tertiary sector accounted for approximately 74.5% of GSP and 18.1% of the tertiary sector in Australia.

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Economic Strategy

The Queensland Government (the “Government”) has taken a fundamental step in improving public transparency and accountability, with legislation requiring the preparation and tabling of a Charter of Social and Fiscal Responsibility (the “Charter”). The legislation governing the Charter requires the Government to announce its objectives and how it will achieve those objectives.

Queensland’s first Charter under the legislation was tabled by the previous Premier and then Acting Treasurer in August 1999. The most recent Charter of Social and Fiscal Responsibility was tabled in April 2004, replacing the Charter previously tabled in 2001. The Charter outlines the Queensland Government’s commitment to delivering improved outcomes for the community, draws together the Government’s seven key policy priorities and its guiding financial principles, and details how the Government will report on delivering its commitments.

The key community outcomes sought by the Government as outlined in the Charter are:

•	A strong diversified economy;

•	A community of well-skilled and knowledgeable people;

•	Improved standard of living for all Queenslanders;

•	Safe and secure communities;

•	Healthy, active individuals and communities;

•	A fair, socially cohesive and culturally vibrant society;

•	A clean, liveable and healthy environment; and

•	Maintenance of the natural resource base.

In addition, the Government’s key fiscal objectives, as outlined in the Charter, are:

•	To maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other States and Territories.

•	To ensure that the Government’s level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms.

•

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating.

•	To ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.

•	To at least maintain and seek to increase Total State Net Worth.

The Queensland Government’s economic strategy is aimed at achieving these key social priorities and fiscal principles. The strategy is focused on raising the productive capacity of the State’s labour force and industries, given the importance of productivity in achieving sustainable economic growth, higher living standards and more employment opportunities – the key economic policy priorities of the State Government.

The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government, helping to address fiscal principles such as maintaining a competitive taxation environment and affordable service provision.

The economic strategy, by increasing real incomes and therefore taxation revenue, also allows the Government to more easily increase spending on education, crime and poverty prevention, cultural activities, regional development, health and aged care, and environmental protection – the other key social policy priorities outlined in the Charter.

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The economic strategy complements sound economic fundamentals with a ‘Smart State’ strategy that fosters innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy. In addition, the economic strategy’s focus on these drivers of growth will generate the higher rates of sustainable economic growth and living standards required to support the State’s strong population growth and, over the longer term, the ageing of the population.

Economic Growth

The Queensland economy recorded growth of 6.8% in 2006-07 representing the highest rate of growth since 1997-98 and outpacing growth in the national economy (3.3%) for the eleventh consecutive year. Favourable domestic conditions and a strong global economy supported economic growth in Queensland during the year. Queensland’s strong performance is expected to continue, with economic growth forecast to be 5.0% in 2007-08, compared with national growth, which is forecast to be 4 1/4%. With the exception of 1995-96, Queensland’s economic growth has been at or above the national average since 1990-91. Queensland’s real GSP has grown at an average annual rate of 5.1% over the last decade, 1.6 percentage points higher than that nationally (3.5%).

Real Economic Growth - Queensland and Australia, original CVM

(2001-02 to 2006-07)

	Queensland GSP		Australia GDP
Year	$ Billion(a)	% Change	$ Billion(a)	% Change
2001-02	141.1	5.2	813.5	3.8
2002-03	148.2	5.0	839.2	3.2
2003-04	154.7	4.4	873.2	4.1
2004-05	162.9	5.3	896.6	2.7
2005-06	170.2	4.5	922.7	2.9
2006-07	181.7	6.8	952.7	3.3

(a)	Chain volume measure (reference year 2004-05)

Source: Queensland Treasury; Queensland State Accounts

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Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2002-03	2003-04	2004-05	2005-06	2006-07
Overseas Merchandise Exports ($ billion)	21.4	20.1	26.4	35.4	35.4
Retail Turnover ($ billion)	34.2	38.7	40.3	42.9	45.8
Private Gross Fixed Capital Formation ($ billion)	31.5	36.5	40.3	46.6	54.9
Mineral Production ($ billion)	11.9	12.3	16.0	24.0	n.a.
Agricultural Production ($ billion)(b)	7.3	7.7	8.3	8.7	8.2
Employment (‘000) (a)	1,784.60	1,843.40	1,939.70	2,006.90	2,099.30
Unemployment Rate (%) (a)	7.2	6.1	4.9	4.8	4.0
Increase in Consumer Prices (%) (a)	3.2	2.9	2.6	3.1	3.3
Average weekly ordinary time earnings ($) (a)	824.9	878.3	923.5	963.8	1002.3

(a)	Year-average
(b)	2006-07 preliminary Department of Primary Industries and Fisheries estimates, June 2007

Note: All monetary values are in current prices

Source:	ABS, Department of Natural Resources and Water, Department of Primary Industries and Fisheries, and Queensland Treasury

Structure of the Queensland Economy

The following table shows the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2005-06 and 2006-07.

Components of Economic Growth(a)

(original, CVM)

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2005-06	2006-07	2005-06	2006-07	2005-06	2006-07	2005-06	2006-07
Household consumption expenditure	4.6	3.4	2.7	2.0	2.6	3.7	1.5	2.1
Priv. gross fixed capital formation (c)	12.2	14.1	3.0	3.7	9.3	5.8	2.0	1.4
- Dwellings	1.6	10.1	0.1	0.9	-3.9	3.6	-0.3	0.2
- Business Investment (c)	22.2	19.1	2.8	2.8	17.9	7.3	2.2	1.0
(i) Other buildings and structures (c)	29.5	26.6	1.4	1.6	23.4	13.3	1.1	0.8
(ii) Machinery and equipment (c)	17.8	14.1	1.4	1.2	14.3	3.0	1.0	0.2
- Ownership transfer costs	0.0	9.4	0.0	0.2	1.5	-0.2	0.0	0.0
Private final demand (b) (c)	6.9	6.7	5.7	5.7	4.4	4.3	3.5	3.5
Public final demand (b) (c)	7.4	8.8	1.6	2.0	7.4	12.2	0.3	0.5
Gross State/National Expenditure	6.6	7.2	7.0	7.8	4.0	4.5	4.1	4.6
Exports of goods and services	0.1	2.7	0.0	0.8	2.2	3.9	0.4	0.7
Imports of goods and services	6.9	4.8	-2.5	-1.8	7.2	9.5	-1.5	-2.1
GSP/GDP	4.5	6.8	4.5	6.8	2.9	3.3	2.9	3.3

(a)	Chain volume measure (reference year 2004-05)
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation
(c)	Queensland data adjusted for asset sales but national data not adjusted, as information not available

Source: Queensland Treasury, Queensland State Accounts

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Key features are:

•

Following an expansion lasting a decade and a half, the state economy has operated near full capacity in recent years. In response to this, investment remained the main driver of domestic demand growth, rather than consumption in 2006-07.

•	Despite a detraction from growth by the trade sector, Queensland economic growth reached an eight year high in 2006-07 of 6.8%, significantly higher than national growth of 3.3% over the year.

•	Stronger growth in imports relative to exports resulted in the trade sector detracting 1.0 percentage point from overall economic growth over the year.

•

Growth in household consumption expenditure moderated to 3.4% in 2006-07, following growth of 4.6% in 2005-06. Consumption expenditure in Australia grew by 3.7% over the year, following growth of 2.6% in 2005-06.

•

Total private gross fixed capital formation increased by 14.1% in the State in 2006-07, following growth of 12.2% recorded in 2005-06. Business investment continued to surge, rising 19.1% in 2006-07, with global demand for the State’s resources boosting profitability and investment in mining and domestic demand driving investment in the broader services sector.

•	Dwelling investment surged by 10.1% in the State in 2006-07 despite two rate increases over the year. Meanwhile, Australia recorded an increase of 3.6% in dwelling investment.

•

Public final demand in Queensland grew by 8.8% in 2006-07, following growth of 7.4% in the previous financial year. State Government capital investment was the major driver of growth in public final demand over the year. In particular, State and local investment by the general government and public trading enterprise sector grew by 27.0%, to surpass $10 billion for the first time in 2006-07. Growth in State and local government consumption spending was also strong at 4.1% during the year, ensuring appropriate service provision for a fast growing population.

•	Total export volumes from the State increased by 2.7% in 2006-07, after rising marginally (0.1%) in 2005-06, with growth in coal volumes and tourism export services rebounding strongly in the year.

Exports

Queensland is one of Australia’s major exporting states. The nominal value of Queensland’s overseas exports of goods and services in 2006-07 totalled $44.7 billion (up 2.7%), accounting for 20.7% of Australia’s total exports during the period. The nominal value of Queensland’s overseas merchandise exports remained virtually unchanged, increasing by 0.4%, with a decline in the value of coal exports offset by increases in the export value of metalliferous ores and non-ferrous metals from the State. Lower prices, particularly for coking coal, were the main contributor to the 10.4% fall in the value of coal exports in 2006-07.

In 2006-07, the nominal value of rural exports (excluding sugar) decreased 1.9%. Sugar data are recorded as confidential for a period of six months following export. This small fall in rural exports partially reflects a slowdown in growth due to continued drought conditions experienced across the State over the year. Cereals exports decreased 26.1% in 2006-07, owing to poor seasonal conditions in some areas of Queensland. A 2.4% increase in the value of meat exports reflects increased slaughter rates due to ongoing drought

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conditions over the year, and continued strong demand from Asia (which has imposed import bans on US and Canadian beef). Fish exports decreased by 1.1% in 2006-07, while textile fibre exports decreased 26.2% in the same period.

Crude minerals exports fell by 3.2% in 2006-07, due to declines in contract prices negotiated for the 2006-07 Japanese fiscal year (which commences on April 1) for Queensland’s coal. Exports of coal (excluding confidentialised coal) declined despite the quantity of coal exported from Queensland increasing during the year. Coal exports benefited from production increases in numerous mines, as well as upgrades to export transport infrastructure.

Strong gains in base metal prices resulted in the nominal value of processed minerals and metals exports rising by 21.2% in 2006-07, to $3.8 billion. This growth was mainly supported by a $616.2 million increase in non-ferrous metals exports. On the other hand, the nominal value of other manufactured goods exports rose a modest 0.8%, or $18.3 million, in 2006-07.

Overseas Exports of Goods and Services, Queensland

($ million at current prices)

Export Categories(a)	2004-05	2005-06	2006-07(p)
Rural
Meat	3,344.3	3,301.9	3,382.1
Textile fibres	498.2	703.7	519.6
Cereals	250.6	243.9	180.3
Fish and other seafood	236.9	194.4	192.4
Vegetables and fruits	234.3	238.5	312.8
Sugar and honey(b)	1,173.0	1,646.0	1,599.0
Other rural	758.0	571.7	671.7
Total	6,495.4	6,900.1	n.a.

Crude Minerals
Coal, coke and briquettes	9,695.4	14,513.1	13,006.1
Metalliferous ores	2,036.3	3,167.4	4,207.4
Petroleum and related products/materials	166.7	384.4	287.1
Other crude minerals	72.7	97.5	85.1
Total	11,971.1	18,162.4	17,585.6

Processed minerals and metals
Non-ferrous metals	2,140.6	2,862.0	3,478.2
Other processed minerals and metals	255.4	290.0	340.8
Total	2,396.0	3,152.0	3,819.0
Other manufactures
Chemicals and related products	443.3	423.1	395.4
Manufactured goods classified by material	185.5	254.4	279.1
Machinery	796.2	918.0	917.2
Transport equipment	308.6	372.1	355.5
Miscellaneous manufactures	256.1	299.9	336.8
Total	2,012.0	2,292.7	2,311.0

Manufactures (sum of processed minerals and metals and other)	4,408.0	5,444.7	6,130.0
Confidential and special	3,494.0	4,769.0	n.a.

Total overseas exports of goods	26,368.5	35,384.7	35,437.4
Tourism	2,723.0	2,821.0	3,197.0
Other services	4,103.0	4,688.0	5,321.0
Total overseas exports of services	6,826.0	7,509.0	8,518.0

TOTAL OVERSEAS EXPORTS OF GOODS AND SERVICES	33,865.0	43,533.0	44,692.0

(p)	preliminary.

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(a)	Based on the Standard International Trade Classification (SITC3).

(b)	Sugar and some coal data are confidential for Queensland for 2006-07. Sugar data for Australia are held as confidential and included in the ‘Confidential and Special items’ category. Sugar data are only released into the ‘Sugar’ category for Australia after a six month lag. As a result, estimates for ‘sugar and honey’ for Queensland in 2006-07 are included in the confidential items category for the year. In addition, some coal exports data (particularly pulverised coal injection coal) is confidentialised by the Australian Bureau of Statistics. These coal exports have been included in the ‘Confidential and Special items’ category since February 2002.

n.a. Data not available for the whole 2006-07 financial year.

Source: ABS, unpublished foreign trade data, August 2007, Queensland State Accounts

Note: Amounts have been rounded to the nearest hundred thousand. Consequently amounts may not add to rounded totals.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets. Further planned expansions to port and rail infrastructure will facilitate growth in the industry.

Queensland exports to a range of overseas markets. Japan has been Queensland’s largest export market for the past decade and represented 26.0% of the State’s merchandise exports in 2006-07. Other major export markets include the European Union (15.3%), South Korea (11.0%), China (including Hong Kong) (8.6%), India (7.8%), Taiwan (6.4%) and the United States of America (US) (4.6%).

Despite significant falls in the value of coal exports due to lower contract coal prices, the share of Queensland’s merchandise exports destined for North Asia remained high at 52.0% in 2006-07. Overall, the share and the absolute value of goods exports to China, India and Taiwan rose significantly over the five years to 2006-07. In 2006-07, exports to China (excluding Hong Kong), India and Taiwan accounted for 21.9% of the value of Queensland’s merchandise exports, compared with 13.6% in 2001-02. In value terms, exports to China, India and Taiwan rose on average by 23.9%, 16.9% and 18.9% respectively since 2001-02, supported by strong growth in coal exports. Meanwhile, exports to key markets in South Asia (excluding India) increased 6.0% over the same period.

Although the share of exports to the US declined from 7.8% in 2001-02 to 4.6% in 2006-07, the nominal value of merchandise exports to the country rose significantly by 11.1% over the 2006-07 year. The declining share of exports to the US reflects a surge in growth in exports to other countries, such as India and China, rather than a decline in exports to the US, which remained relatively stable over the last 7 years.

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The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods(a)

(% of total at current prices)

	2004-05	2005-06	2006-07(p)
North Asia Total	53.1	53.4	52.0
South Korea	11.9	11.3	11.0
China	6.9	7.8	7.7
Japan	28.5	27.7	26.0
Taiwan	4.7	5.6	6.4
Hong Kong	1.1	0.9	0.9

South Asia Total	14.7	16.0	16.3
Indonesia	2.1	2.3	2.3
PNG	1.2	1.1	1.1
Singapore	0.8	1.2	1.1
India	6.7	8.2	7.8
Malaysia	2.1	1.3	1.6
Thailand	1.2	1.2	1.4

North America	6.3	4.5	5.1
Canada	0.8	0.4	0.6
US	5.4	4.1	4.6

European Union	14.6	14.8	15.3
New Zealand	3.4	2.6	2.7
Brazil	1.8	2.1	2.0
Other	6.2	6.7	6.6
	100.0	100.0	100.0

(a)	Shares calculated net of non-monetary gold.
(p)	Preliminary

Source: ABS, unpublished foreign trade data, August 2007.

Imports

The nominal value of Queensland’s overseas merchandise imports rose by 7.1% to total $26.8 billion in 2006-07. The strong rise in the value of merchandise imports was driven largely by continued strength in the domestic economy.

In 2006-07, imports of machinery and transport equipment as well as road vehicles accounted for almost 40% of the rise in the value of Queensland’s merchandise imports. In contrast, minerals fuels, petroleum and lubricants imports declined nearly 2% to $5.5 billion in 2006-07, after increasing 42.7% in 2005-06. The price of crude oil (West Texas Intermediate) declined by 1.5% in year-average terms in 2006-07. The strength of the mining sector supported the rise in the value of machinery and transport equipment imports, to total $6.3 billion.

An increase in the value of medicinal and pharmaceutical imports to Queensland drove an overall increase in chemical imports in 2006-07. The value of chemicals imports increased slightly by 4.3% in 2006-07, to a total of $1.3 billion. The 22.2% increase in the live animals, food, beverages and tobacco imports during the year was mainly accounted for by rises in the value of beverages, coffee and tea, feeding stuff for animals, and fruit and vegetables imports.

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The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Imports of Goods and Services, Queensland

($ million at current prices)

Import Categories(a)	2004-05	2005-06	2006-07(p)
Live animals, food, beverages & tobacco	673.3	737.3	900.9
Mineral fuels, petroleum and lubricants	3,924.7	5,601.0	5,496.3
Chemicals	1,376.7	1,244.5	1,297.4
Road motor vehicles	4,505.5	4,701.2	5,321.7
Other machinery and transport equipment	5,182.2	6,217.2	6,282.5
Other manufactured goods	4,180.9	4,588.5	5,148.0
Other	1,668.9	1,917.0	2,339.9

Total overseas imports of goods	21,512.2	25,006.7	26,786.6

Tourism	1,670.0	1,763.0	1,930.0
Other services	5,494.0	5,847.0	6,511.0
Total overseas imports of services	7,164.0	7,610.0	8,441.0

TOTAL OVERSEAS IMPORTS OF GOODS AND SERVICES	28,676.20	32,616.71	35,227.61

(p)	preliminary.
(a)	Based on the Standard International Trade Classification (SITC3).

Source: ABS, unpublished foreign trade data.

Note: Amounts have been rounded to the nearest hundred thousand. Consequently, amounts may not add to rounded totals.

Employment and Income

Queensland’s population broke the 4 million barrier in September quarter 2005, and has continued to grow strongly since then, totalling 4,162,018 persons at the end of March 2007. Over the five years to March 2007, the State’s population increased at an average annual growth rate of 2.4%, compared with 1.1% in the rest of Australia.

During the five year period to 2006-07, Queensland’s labour force increased by 17.1%, or on average 3.2% per annum higher than population growth. More importantly, the State’s labour force participation rate, while remaining consistently higher than that in the rest of Australia throughout the period, increased by an accumulated 2.4 percentage points to an historic high of 67.1% over the five years to 2006-07.

Employment growth in Queensland was 4.6% in 2006-07 and remained higher than the 2.2% growth recorded in the rest of Australia. Over the five years to 2006-07, employment in Queensland increased by 22.1% compared with 10.7% for the rest of Australia. As a result, Queensland created 380,000 new jobs equating to 32.4% of all jobs created in Australia over the period. The following table shows changes in Queensland’s employment by industry over the past five years.

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Employed Persons by Industry, Queensland

			% Change	% Share of Total Employment
	2001-02 (‘000)	2006-07 (‘000)	2001-02 to 2006-07	2006-07
Agriculture, Forestry and Fishing	106.9	78.0	-27.0	3.7
Mining	19.7	34.9	77.2	1.7
Manufacturing	180.1	192.6	6.9	9.2
Electricity, Gas and Water	14.0	16.0	14.3	0.8
Construction	136.8	223.5	63.4	10.7
Wholesale and Retail Trade	355.8	404.6	13.7	19.3
Accommodation, Cafes and Restaurants	103.2	110.2	6.8	5.3
Transport and Storage	82.0	112.9	37.7	5.4
Communication Services	24.6	30.0	21.8	1.4
Finance and Insurance Services	45.3	59.6	31.6	2.8
Property and Business Services	172.4	246.0	42.7	11.8
Government Administration	75.6	103.4	36.7	4.9
Community Services (Education and Health)	286.4	352.1	22.9	16.8
Recreation, Personal and Other Services	112.9	128.2	13.6	6.1
TOTAL (a)	1,715.5	2,091.8	21.9	100.0

(a)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the year average of aggregate monthly estimates of employed persons

Note: Due to rounding, amounts may not add to totals.

Source: ABS Cat. No.6291.0.55.003

Queensland’s average unemployment rate was 4.0% in 2006-07, down from 4.8% in the previous year (rest of Australia 4.7% and 5.0% respectively). This unemployment rate outcome for the last financial year represents a 33 year low. More importantly, Queensland’s unemployment rate was below the unemployment rate in the rest of Australia for the third consecutive year in 2006-07. This substantial improvement in Queensland’s unemployment rate reflects the fact that growth in employment over recent years outpaced labour force growth. The average participation rate in Queensland in 2006-07 was 67.1%, compared with 64.3% in the rest of Australia.

Prices

The Queensland Consumer Price Index “CPI” rose 3.3% in 2006-07, compared with an inflation rate of 3.1% in 2005-06. The CPI for Australia rose 2.9% and 3.2% respectively in the same two periods.

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Income

Average weekly earnings and household income per capita in Queensland are below the Australian average. The most recent figures available are given below:

Measures of Income

State	Household Income per Capita 2005-06 $	Average Weekly Earnings 2006-07 $
Queensland	36,193	814.8
New South Wales	41,610	890.2
Victoria	40,491	834.6
South Australia	36,503	774
Western Australia	39,981	887.7
Tasmania	33,160	740
Australia	39,766	852.15

Source: ABS Cat. No. 5220.0 and 6302.0

Queensland recorded growth in average weekly earnings of 6.4%, compared with 4.5% nationally in 2006-07.

Wages Policy

Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

The Australian Labor Party held office at the federal government level from 1983 to 1996. A central component of its industrial relations policy was the Prices and Incomes Accord, an agreement between the Australian Government and the Unions’ peak body, the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralised. In an effort to foster growth in GDP and employment, real wages were constrained with some compensation provided in non-wage forms, such as the provision of a free universal health care system.

Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralised system, enabling an economic environment of low inflation and strong employment growth.

The coalition government formed by the Liberal and National parties following the 1996 election further encouraged this shift to a more decentralised wage fixing system. Nevertheless, employees on minimum award rates who have not been able to secure pay increases under enterprise agreements have been protected through a series of award safety net adjustments, to ensure that basic living standards are maintained.

Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralised wage-fixing as the dominant method of structured wages negotiation in Australia. As of June 2006, 41.2% of Australian workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 39.8% of workers were covered by individual agreements with only 19.0% covered by awards only.

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In 1999, the Queensland Government enacted the Industrial Relations Act 1999, which applied to the estimated 70% of employees in Queensland who were covered by the State industrial relations system. It was estimated that approximately 55% of employees in Queensland were covered by State awards and agreements. Passage of the Federal Government’s Work Choices amendments to the Workplace Relations Act 1996 (Cwth) in 2006 has reduced coverage of the State industrial relations jurisdiction to around 40% of the State’s workforce, with around one-third of these employees (13%) being employed in the State public sector.

The Australian Labor Party will form government following the federal election held on 24 November 2007. At the time of writing, it is not possible to assess the impact on the federal industrial relations system. However, it is not expected that the progressive transition to a more decentralised system will be substantively altered.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland’s GSP and Australia’s GDP.

Queensland/Australian Gross Product-Major Industry Sectors (a)

(Current prices, 2005-06)

Sector	Queensland ($ millions)	Australia ($ millions)	Queensland as a % of Australia
Agriculture, forestry and fishing	6,758	26,256	25.7
Mining	20,341	65,940	30.8
Manufacturing	14,648	94,638	15.5
Services(b)	121,871	671,740	18.1

TOTAL	163,618	858,574	19.1

(a)	Based on total factor income. Total factor income refers to that part of the cost of producing the gross domestic product which consists of gross payments to factors of production (labour and capital). It represents the value added by these factors in the process of production and is equivalent to gross domestic product less taxes plus subsidies on production and imports.
(b)	Includes general government and ownership of dwellings gross operating surplus

Source: ABS Cat. No.5220.0

Mining

Over the past decade, the mining sector of Queensland’s economy has provided a strong stimulus to State growth. Queensland has large reserves of coal, bauxite, gold, copper, silver, lead, zinc, nickel, phosphate rock and limestone currently being mined, and largely unexploited resources of magnesite, oil shale, uranium, tin, mineral sands, clay and salt.

The latest data available on mining production is as at 2005-06. For additional indications of the performance of the mining industry in 2005-06, refer to the exports section earlier in the document.

In 2005-06, Queensland accounted for 30.8% of the nation’s total mining output, 7.1% above the 10 year average. Currently, Queensland is the second largest contributor of any State or Territory to Australia’s total mining output. In 2005-06, Queensland’s mining industry accounted for around 12.4% of State total factor income.

The Queensland mining industry is a major export earner and makes a substantial contribution to capital investment, direct and indirect employment, and regional development. Mining also provides a base for a number of the State’s leading value-added industries.

Coal remains Queensland’s most significant mineral produced, accounting for 73.5% of Queensland’s total mineral production by value. In 2005-06, the value of coal produced increased by 70.5%, owing to significant coal price increases in $A terms. Meanwhile, the volume of coal produced in Queensland rose by 1.2% over the year.

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The value of minerals produced in Queensland and the quantities of selected minerals produced from 2001-02 to 2005-06 are shown in the following tables.

Queensland Mineral Production -Value ($ millions)

Mineral	2001-02	2002-03	2003-04	2004-05	2005-06
Black coal (a)	8,062	7,452	6,454	10,347	17,643
Copper concentrate	994	1,246	2,793	1,707	1,616
Gold Bullion (b)	317	294	387	315	386
Bauxite	280	212	232	263	284
Lead Concentrate (c)	534	772	520	1,356	1015
Crude Oil	125	79	94	143	212
Zinc Concentrate	647	826	805	903	1930
Natural Gas	403	381	380	469	352
Other	783	625	595	519	565

TOTAL	12,454	12,227	12,260	16,022	24,003

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes.
(b)	Includes alluvial gold.
(c)	Includes a significant component of silver.

Source: Queensland Department of Natural Resources and Water.

Queensland’s Principal Mineral Production -Volumes

Mineral	2001-02	2002-03	2003-04	2004-05	2005-06
Black coal (‘000t)	148,362	153,602	160,062	172,666	174,766
Copper concentrate (‘000t)	1,501	1,242	1,654	1,329	1,474
Gold Bullion (kg) (a)	34,666	38,154	39,922	34,845	27,526
Bauxite (‘000t)	11,276	11,251	12,071	13,798	16,013
Lead Concentrate (‘000t) (b)	677	680	756	804	804
Zinc Concentrate (‘000t)	1,332	1,389	1,386	1,540	1,587
Crude Oil (megalitres)	523	387	425	418	419
Natural Gas (gigalitres)	5,523	5,411	5,255	4,766	3,170

(a)	Includes alluvial gold.
(b)	Includes a significant component of silver.

Source: Queensland Department of Natural Resources and Water.

Coal

In 2005-06, coal remained Queensland’s most significant mineral commodity, accounting for 73.5% of Queensland’s mineral production by value. In 2005-06, the quantity of coal produced rose by 1.2% to total 175 million tonnes. The significant gain in the value of coal production (up 70.5%) to $17.6 billion was due to vast increases in the average coal export prices in $A terms over the year.

Coal is also Queensland’s leading export commodity, with the value of exports totalling $13.0 billion in 2006-07 (this excludes coal exports which have been confidentialised by the Australian Bureau of Statistics, such as pulverised coal injection coal exports). In 2006-07, the value of coal exports accounted for around 36.7% of Queensland’s total merchandise exports by value. According to data from Department of Natural Resources and Water, coal export tonnages rose 7.3% over the financial year.

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Copper

In 2005-06, the quantity of copper concentrate produced in Queensland decreased by 10.9% to total 1.5 million tonnes. The year average value of copper decreased by 5.3% over the same time period.

Gold

The value of gold produced increased by 22.5% to $386 million in 2005-06, despite decreases in production volumes (down by 21.0%), as the world gold price increased significantly over the year.

Bauxite

Bauxite is mined in the north of Queensland with indicated reserves of approximately 3 billion tonnes. The Weipa deposit in northern Queensland is the largest known bauxite deposit in the world.

The value of Queensland’s bauxite production rose by 8.0% in 2005-06 to $284 million, owing to a 16.1% rise in the quantity of bauxite produced during the year.

Lead and Zinc

In Queensland, the value of lead produced decreased by 25.1% to total $1,015 million in 2005-06, with volumes remaining virtually unchanged. The value of zinc concentrate production increased substantially by 113.7% during the year to total $1,930 million, based on substantial increases in world prices. The quantity of zinc concentrate production increased by 3.1% to 1,587 kilotonnes.

Crude Oil and Natural Gas

The value of crude oil produced in Queensland rose by 48.3%, whereas the value of natural gas produced decreased by 24.9% in 2005-06. This reflected price increases over the year, given the production volume of crude oil only increased slightly and with natural gas production declining 33.5%.

Agriculture

The agriculture, forestry and fisheries sector in Queensland accounted for around 4.1% of GSP and for around 25.7% of Australia’s total agricultural production in 2005-06. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Australia’s foreign earnings.

The latest final data available on agriculture production is as at 2005-06. Preliminary estimates have been also included for the 2006-07 year in the table below.

In 2005-06, around 63.0% of the gross value of Queensland’s agricultural production was derived from four products—beef, sugar, grain and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

In 2005-06, Queensland’s gross value of agricultural production increased by 1.4% to $8.4 billion, but is estimated to have declined back to 2005-06 levels in 2006-07.

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The following table presents figures on the gross value and volume of agricultural commodities produced in Queensland over the five years to 2006-07.

Queensland’s Major Agricultural Commodities

Value and Volume of Production

	2002-03	2003-04	2004-05	2005-06	2006-07 (b)
Gross Value ($m)
Slaughtering and other disposals	3,357	3,553	4,152	4,132	4,130
Cattle and calves	2,878	3,071	3,631	3,607	3,625
Poultry	203	207	223	229.4	240
Pigs	213	206	235	230.4	210
Sheep	53	57	50	48.8	45
Sugar cane for crushing	944	779	917	988	1,075
Wool (shorn)	139	97	124	111.5	110
Cereals for grain	458	557	475	485	490
Horticulture (a)	1,364	1,522	1,435	1,848	1,785
Dairying (total whole milk production)	251	228	217	223	200
Cotton	188	346	419	377.1	120
Other	562	582	528	220	360
Total	7,262	7,664	8,267	8,385	8,270

Volume of Production
Beef and veal (‘000 tonnes)	951	979	1,050	1,057	1,110
Sugar cane (‘000 tonnes)	34,231	33,553	35,290	35,298	n.a.

Wool (‘000 kg)	22,901	20,278	27,481	n.a.	n.a.

Wheat (‘000 tonnes)	601	1,110	1,170	1,278	n.a.
Cotton lint (‘000 tonnes)	82	145	249	225	n.a.

(a)	Vegetables, fruits and nuts, and grapes.
(b)	Preliminary estimates by the Department of Primary Industries and Fisheries, June 2007.

n.a. Data not available.

Sources: ABS, Cat. No 7112.0, 7215.0, 7502.0.

The performance of Queensland’s agricultural production was varied in 2005-06. Production volumes of the State’s major agricultural products increased over the year. In particular, the 28.8% increase in horticulture, combined with a 9.2% increase in the production volume of wheat contributed largely to the overall increase in the total value of agricultural production. In contrast, the value of cattle and calves disposals, as well as wool and cotton decreased over the year.

Commodity prices for many of Queensland’s major agricultural exports increased in 2005-06. In yearly average terms, the export price of beef, sugar, cotton, and wheat increased, while world prices of wool decreased in 2005-06.

Meat and Poultry

Meat products are Queensland’s most significant rural commodity in value terms, accounting for 50% of the State’s total value of agriculture production in 2005-06. Demand for Australian beef rose following the discovery of Bovine Spongiform Encephalopathy (mad-cow disease) in the United States and Canada in 2003. Restrictions placed on imports to Japan of beef from the United States and Canada increased the demand for beef from elsewhere, including Australia. According to preliminary estimates by the Department of Primary Industries and Fisheries, the value of production of livestock disposals in 2006-07 remained at a similar level as in 2005-06, with strong demand from Asia set to continue.

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Grains

Queensland wheat production increased strongly in 2005-06, from 1,170 kilotonnes to 1,278 kilotonnes while production of grain sorghum decreased from 1,164 kilotonnes to under around 1,105 kilotonnes. Together with a slight increase the value of other cereal products, the total value of Queensland’s cereals for grain production increased only slightly by 2.1% to $485 million in 2005-06.

Sugar

Australia is the world’s second largest exporter of raw sugar and Queensland accounts for around 90% of Australian production.

Queensland’s sugar cane production for crushing was 35.3 million tonnes in 2005-06, ranking second after cattle and calves disposals in terms of its contribution to the increase in the total value of Queensland agriculture production over the year. The value of sugar cane production increased by 7.7% in 2005-06 and is estimated to have increased further in 2006-07, as average world sugar prices continued to grow.

Wool

The volume of wool produced in Queensland increased by 35.5% to 27.5 kilotonnes in 2004-05. Higher global levels of sheep stock have placed downward pressure on world wool prices.

Other Primary Industries

Timber-Based Industries

The Queensland Department of Primary Industry and Fisheries estimated that forestry production in Queensland totalled $720 million in 2006-07. In value terms, forestry production remained at around 2005-06 and 2004-05 levels. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings. Most timber plantations in Queensland are softwood, almost all of which is owned by the State Government.

Fisheries

The Queensland Department of Primary Industries and Fisheries estimated that fisheries production in Queensland totalled $275 million in 2006-07. In value terms, fisheries production decreased 20.3% in 2006-07, following a 3.0% increase in the previous year. Trawl operations constitute more than 40% of the fisheries output (in value terms), with the remaining portion sourcing from non-trawl and aquaculture activities respectively.

Manufacturing

In 2005-06, the manufacturing sector accounted for 9.0% of Queensland’s total factor income. Queensland’s share of Australia’s total manufacturing output increased to 15.5% in 2005-06, up from 13.7% ten years earlier.

Historically, manufacturing in Queensland developed to service and process the State’s agricultural and mineral resources. It is estimated that approximately two-thirds of manufacturing in Queensland is related to processing, servicing or the provision of machinery and equipment involved in the agricultural and mining sectors. In common with most Western industrialised nations, the relative importance of manufacturing has declined in favour of service-based industries.

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In the past, Australia’s border protection policy (primarily tariffs and quotas) has imposed costs on Queensland’s industries without off-setting benefits. The winding back of protection has benefited the manufacturing industry in the State, in part because of its beneficial impact on mining and agriculture.

In 2004-05 (the latest available data), almost half of the manufacturing industry’s turnover was accounted for by two sub-sectors: food, beverages and tobacco (25.3%) and metal products (22.0%). Queensland’s manufacturing turnover increased by 13.4% in the same financial year, with growth recorded in all sub-sectors other than the textile, clothing, footwear and leather sector.

Manufacturing output has grown strongly across most sub-sectors, as shown in the following table:

Queensland Manufacturing Industry Turnover by Sub-sector(a)

Subsector	2003-04 ($ million)	2004-05 ($ million)	Annual Growth (%)
Food, beverages and tobacco	13,462.00	14,995.0	11.4
Textile, clothing, footwear and leather	1,030.00	1,020.0	-1.0
Wood and paper products	2,853.00	2,990.0	4.8
Printing, publishing and recorded media	2,291.00	2,728.0	19.1
Chemical, petroleum and coal products	8,056.00	9,903.0	22.9
Non-metallic mineral products	2,556.00	2,838.0	11.0
Metal products	11,838.00	13,050.0	10.2
Machinery and equipment	7,649.00	9,037.0	18.1
Miscellaneous manufacturing	2,517.00	2,678.0	6.4

TOTAL TURNOVER	52,253.00	59,239.0	13.4

(a)	Latest available data.

Note: Figures are rounded to the nearest hundred thousand. Consequently, figures may not add to the total.

Source: ABS Cat. No. 8221.0

Overseas exports of Queensland manufactured goods, including processed minerals and metals, totalled $6.1 billion in 2006-07. Over the year, manufactured exports overseas rose by 12.6%, following a 23.5% increase in 2005-06. An increase in the value of manufactured goods exports in 2006-07 reflects strong global demand for, and therefore higher prices of, base metals.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Brisbane in the south-east to Karumba in the north-west. The Queensland railway network encompasses nearly 10,000 kilometres of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National now active in Queensland competing alongside the government owned Queensland Rail. Rail freight operators also compete with road haulage companies for Queensland’s freight task. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerised freight are hauled by both rail and road.

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The Queensland road network, extending approximately 177,000 kilometres, is constantly being upgraded and extended to maintain a safe and viable road network.

Queensland has four international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non-tourism related business opportunities.

Communications

Queensland is served on a State-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation (ABC) and the Special Broadcasting Service (SBS). In addition, three commercial television networks and a community television station operate within the State. Queensland also has a widespread cable and satellite pay television service in operation, while broadband internet services are available in all major centres across the State.

Construction

The Queensland building and construction industry provided 10.7% of employment in the State during 2006-07.

Dwelling investment growth in Queensland accelerated to 10.1% in 2006-07, following 1.6% in 2005-06. In comparison, dwelling investment nationally increased by 3.6% in 2006-07, following a decline of 3.9% in 2005-06. Strong population growth and a very buoyant labour market have continued to support high levels of demand for house construction in Queensland.

Private non-dwelling construction investment in Queensland rose by 26.6% in 2006-07, after rising by 31.0% in 2005-06. Strong global demand for Queensland’s resource exports and high world commodity prices boosted corporate profitability and encouraged strong growth in engineering construction related to mining and other trade related industries. Further, solid growth in the domestic economy, household incomes and a rapidly increasing population have encouraged growth in construction of commercial and industrial property related to sectors such as education, business, retail and transport and storage.

Tourism

Tourism accounted for an estimated 5.8% of overall GSP in the State in 2003-04 (latest available data). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometres of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometres of beaches which provide facilities for surfing, water-skiing, fishing, cruising, and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including extensive canal developments, theme parks and internationally-recognised restaurants and entertainment venues.

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The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centres on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international centre for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday Group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

Queensland’s tourism services exports (including overseas and interstate tourism) recovered in 2006-07, growing by 5.8% in real terms. While major sporting events such as the 2006 Winter Olympics, FIFA World Cup, and to a lesser degree, Commonwealth Games, disrupted overseas tourist arrivals in 2005-06, global economic growth and a slight depreciation of the A$ against European currencies saw a sharp recovery in overseas tourism exports, which rose 9.4% in 2006-07. Exports of interstate tourism rebounded somewhat from an 11.7% decline in 2005-06. The greater impact of high petrol prices on car travel relative to air travel, combined with higher A$ exchange rates, resulted in Australians increasingly substituting interstate holidays with overseas travel in past years.

A number of hotel and resort projects, valued at more than $2.7 billion, are already under construction, committed or under consideration in Queensland. Some of the projects under construction include:

•	Coomera Waters Resort, Gold Coast;

•	Pelican Waters, residential resort, hotel and golf course, Caloundra; and

•	Rydges Reef resort, Port Douglas.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to an agreement between the States and the Commonwealth in 1927, recognising that it was in the interests of all to cooperate when borrowing in these markets. This agreement, known as the Financial Agreement, established the Australian Loan Council to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

The Financial Agreement does not bind the many bodies set up under Commonwealth or State statutes. These bodies, which include central borrowing authorities and local governments, government owned corporations and other statutory bodies may enter the market directly and issue stock either in their own names or through a central borrowing authority. The central borrowing authority for Queensland is Queensland Treasury Corporation. Until June 1984, borrowings by these semi-government and local governments were controlled by the Loan Council under what was known as the Gentlemen’s Agreement, which was an understanding agreed upon in 1936 (and subsequently amended as necessary). The Gentlemen’s Agreement had no legal status.

From 1984 until 1993, borrowing arrangements for these authorities were determined by reference to the Global Approach. The main feature of the Global Approach was the imposition of aggregate quantitative controls (global limits) on borrowing by Commonwealth and State authorities. Over the period of its operation, there were progressive modifications and refinements of the Global Approach.

The Financial Agreement also established the State Government’s Loan Council Program (the “Loan Program”) to provide a mechanism by which the Commonwealth borrowed on behalf of the States for the purpose of financing capital expenditure. The rationale for this coordinated approach was that funds could be raised for the States on more favourable terms than if States individually undertook their own borrowings.

Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, since that time, the nature of the Loan Program has changed and its significance in overall State finances has declined. States found it necessary to rely increasingly on borrowing by semi-government authorities to fund capital expenditures. This occurred in particular during the late 1970s and early 1980s. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities, which were monitored in the framework of the Global Approach.

Over the last 20 years of its existence, the Loan Program has consisted of both a loan component and a grant component (in the form of interest-free non-repayable capital grants to assist State governments to finance capital expenditure). During the 1980s, the loan component was primarily concessional loans for public housing. At the 1989 Loan Council meeting, it was agreed that the loan component of the Loan Program would be replaced by additional grants to the States under the Commonwealth State Housing Agreement. After 1989-90, the Loan Program has consisted solely of general purpose capital grants. (From 1991-92, the “Building Better Cities” program has also been classified as general purpose capital assistance.) These have since been abolished.

Until 1990-91, under the Financial Agreement, the Commonwealth Government undertook borrowings in the market in its own name and then on-lent the funds to the States. The Loan Council determined the terms and conditions of all loans raised by the Commonwealth on behalf of the States as well as the terms and conditions for loans raised by the Commonwealth for its own use. States were unrestricted in their use of these funds as they were directly substitutable for direct general purpose borrowings by the States in their own names in the market.

The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets. (Analogous arrangements were to apply for the Territories).

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In line with the Loan Council decision, the States were required to make additional payments to the National Debt Sinking Fund sufficient to permit redemption at their maturity of all Commonwealth Government securities issued on their behalf. With the passage of legislation related to the new Financial Agreement through all jurisdictions’ parliaments, the National Debt Sinking Fund was replaced on July 1, 1995 by the Debt Retirement Reserve Trust Account. A total of $7.6 billion of Commonwealth Government securities was on issue on behalf of the States and Territories as at June 30, 1995. This debt has now been fully taken over by the States and Territories. The Loan Council decision has also meant that from June 30, 1990 there have been no additional allocations of Commonwealth Government securities to the States and Territories.

The Commonwealth compensates the States and Territories for the additional borrowing cost to them of this change based on the interest margins between Commonwealth and State debt applying at, and prior to, the change. (State central borrowing authorities, which are the major borrowers on behalf of the State/local sector, generally borrow at somewhat higher rates than the Commonwealth Government, with margins varying from time to time depending on market conditions.) In addition, the Commonwealth provides compensation for its reduced sinking fund contributions due to the accelerated decline in outstanding net debt on which those contributions are based.

Overall, these new arrangements replace Commonwealth debt to the private sector with State and Territory debt; they do not alter the financial position of the public sector as a whole. They do, however, represent a significant structural reform in Commonwealth/State (and Territory) financial relations. They place full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State and Territory Governments to greater scrutiny by the community and financial markets.

As from 1993-94, new Loan Council monitoring and reporting arrangements apply to the financing activities of Commonwealth and State Governments. The new arrangements were endorsed in principle at a special Loan Council meeting in Perth in December 1992 and were approved for implementation at the July 1993 Loan Council meeting.

The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus. The rationale for the switch in focus from global limits to an aggregate based on the deficit/surplus as a measure of the financing requirement is that the Global Approach focussed on gross new borrowings by jurisdictions rather than their net call on financial markets; the latter is a more meaningful indicator of the impact of the public sector on the economy.

Under the new Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. The nature of any adjustment and its allocation across governments would be negotiated by Loan Council members. Important considerations in these negotiations would be the comparative fiscal circumstances, infrastructure requirements and capital needs of particular governments. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

It should be noted that the LCA nominations are now based on the new accrual GFS derived cash flow statement. A measure of the surplus (deficit) is derived from information contained in the cash flow statement. This new measure whilst broadly comparable with the previous cash GFS measure, conceptually is different due to the nature of the derived accrual cash flow and the inclusion in the earlier GFS cash measure of accrual adjustments.

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The emphasis of the new arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The new arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

For 2006-07, the Queensland LCA Outcome was a surplus of $1,609 million. This surplus reflects the continuing strength of the economy flowing through to taxation and royalty revenues, upward revisions to GST payments from the Australian Government and investment returns above the long-term assumed rate of return. In addition, the proceeds on the sale of certain of the State’s energy retail assets contributed to the 2006-07 surplus.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, goods and services tax and customs duty. There are no general taxes on capital gains in respect of assets purchased or acquired before September 20, 1985, although gains on the sale of such property in particular circumstances are taxed as income. The Commonwealth raises no wealth taxes, estate or gift duties. The States, however, impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the rateable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements which had operated between 1976-77 and 1984-85 should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments by the Commonwealth to the States. The level of financial assistance granted to the States was decided in the context of the annual Premiers’ Conference with the Commonwealth.

At the 1994 Premiers’ Conference, the financial arrangements adopted were for a real per capita terms guarantee to apply to the total amount of financial assistance grants over the three year period from 1994-95 to 1996-97, subject to review should Australia experience a major deterioration in its economic circumstances. At the 1996 Premiers’ Conference, it was agreed that the real per capita guarantee for financial assistance grants would be extended to 1998-99 but would be conditional upon States complying with their obligations under the Agreement to Implement the National Competition Policy and Related Reforms. At the 1998 Premiers’ Conference, the real per capita guarantee was extended again until 2000-01. Application of the guarantee in 2000 was overtaken by the introduction of the Commonwealth’s Goods and Services Tax on 1 July 2000 and the associated reform of Commonwealth-State financial relations.

Commonwealth-State Relations under National Tax Reform

The introduction of a Goods and Services Tax (GST) was the cornerstone of national tax reform introduced by the Commonwealth Government on 1 July 2000. The reforms include significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA).

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The main features of the IGA include:

•	the States will receive, for any purpose, all the revenue raised by the Goods and Services Tax (GST);

•	the Commonwealth has committed to provide financial assistance to the States to cover any temporary shortfalls in their budgets resulting from the implementation of tax reform;

•

a number of State taxes have been abolished. Bed tax (which Queensland did not levy) was abolished from 1 July 2000. Financial Institutions Duty (which Queensland also did not levy) and stamp duty on the transfer of listed marketable securities were abolished from 1 July 2001. As required by the IGA, the Commonwealth and States reviewed in 2005 the need to retain a number of State stamp duties. As an outcome of this review, Queensland has committed to the progressive abolition of six stamp duties over the period 2006 to 2011; and

•	the Commonwealth will continue to provide Specific Purpose Payments (SPPs) to the States and has stated it has no intention of cutting aggregate SPPs as part of the reform process set out in the IGA.

•	The IGA contains important features for future Commonwealth-State relations, including:

•	providing the States with access to the revenue from a broad-based growth tax.

•	endorsing the principle of horizontal fiscal equalisation as the method for distributing GST revenue amongst the States; and.

•	establishing a Ministerial Council comprising the Treasurers of the Commonwealth, States and Territories to oversee the operation of the GST and the IGA.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

Budget Process

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various Acts of Parliament while Parliament approves of expenditure in Appropriation Acts (of which there are four each year).

In an early Budget year (i.e. a June Budget), the major Appropriation Acts are passed by Parliament in about August/September and approve expenditure for the next financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year until the Bill receives assent. There is one Act for the Legislative Assembly and one for all other agencies. The minor Appropriation Acts are passed early in the fiscal year and validate expenditure variations from the previous financial year (the variations having already been approved by the Governor in Council). When the Budget is delivered in September (late Budget), however, two Appropriation Acts (one for Legislative Assembly and one for other agencies) are passed by Parliament in about November/December and provide appropriation for:

•	the current fiscal year;

•	supplementary appropriation for the previous fiscal year for unforeseen expenses that occurred in that fiscal year; and

•	initial appropriation for the succeeding fiscal year to allow normal operations of Government to continue until the Appropriation Bills gain assent.

Policy Settings for the 2007-08 Budget

The policy settings used to develop the 2007-08 State Budget were guided by continued adherence to the Charter and the Government’s key policy priorities. Specifically, the 2007-08 State Budget detailed the Queensland Government’s strategies to manage its finances, deliver quality services and secure growth and prosperity through productivity growth.

Queensland’s economic growth outlook is positive with gross state product forecast to rise by 5% in 2007-08, and again exceed growth nationally. Investment by the business and public sector combined is forecast to reach 25% of gross state product and boost the productive capacity of the economy.

Labour market conditions in the State are forecast to remain solid in 2007-08. Employment growth of 3% is expected with growth in economic activity shifting further away from labour-intensive domestic sector toward the more capital-intensive trade sector. Labour force growth is forecast to match employment growth, leading to the average unemployment rate remaining around a three-decade low of 4% in 2006-07.

Inflation is expected to ease slightly from 3.3% in 2006-07 to 2 3/4% in 2007-08. Higher interest rates should place downward pressure on consumer price inflation in 2007-08. Further, ongoing global competition is expected to maintain stable prices on many imported retail and consumer items next year. Growth in wages (as measured by Wage Price Index) is forecast to remain strong in 2007-08, rising a further 4 1/4% following a 4.5% recorded in 2006-07.

Historically, Queensland has maintained a very strong fiscal position relative to the other Australian States. Queensland maintains a strong balance sheet position and is the only State to fully fund employee entitlements.

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The Government has embarked on a significant capital expenditure program to enhance the State’s infrastructure. In April 2005, the Government released the South East Queensland Infrastructure Plan and Program, outlining its priorities for regionally significant infrastructure over a 20-year planning horizon (2005-2026) particularly in the areas of roads, transport, health and education. This Infrastructure Plan was updated in 2007, with the Queensland’s Government’s estimated investment increasing a further $16 billion. In total, the updated Infrastructure Plan envisions approximately $82 billion of infrastructure over the coming 20 years.

State taxes and charges will remain competitive with those of other States and Territories. Therefore, the aim is to deliver the level of services expected by the public at the lowest possible cost. This will be achieved by improving the efficiency with which the Government delivers services and by continued fiscal restraint.

Fiscal Strategy

The Charter outlines the Government’s fiscal strategy, and is an integral part of the Government’s commitment to the community. The fiscal strategy principles have been framed to meet a number of objectives, with the overriding requirement to maintain the integrity of the State’s finances. These key principles are detailed below:

•	Competitive tax environment

The Government will maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other States and Territories;

•	Affordable service provision

The Government will ensure that its level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms;

•	Capital investment

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating;

•	Managing financial risk

The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector; and

•	Building the State’s net worth

The Government will at least maintain, and seek to increase, Total State Net Worth.

The fiscal principles establish the basis for sustainability of the Government’s policies. Essentially, they require over the long term that the services provided by the Government be funded from tax and other revenue sources. The principles are supported by an accrual budgeting framework, which recognises future liabilities and highlights the full cost of sustaining the Government’s operations on an ongoing basis.

The principles recognise the importance of a strong financial position for the State. A State government, because of its more limited tax base, does not have the same capacity as a national government to cushion economic and financial shocks. At the same time, State governments have a responsibility to provide continuity of services, such as health care, police and education.

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The principles recognise intergenerational equity in government service delivery and taxation. Broadly, each generation should pay for the services it consumes. It would not be equitable for the present generation to leave a debt for services they enjoyed, to be paid for by future generations. Conversely, future generations should pay for that part of the services they consume from long life assets, such as infrastructure.

Policy Priorities and Objectives

The Government has identified seven key policy priorities that it seeks to achieve for Queenslanders, regardless of where they live in the State. The priorities complement one another and the services or outputs provided by agencies generally contribute to more than one priority.

These seven key policy priorities provide the framework for specifying policy and service delivery across all portfolio areas for the longer term. The seven key policy priorities are set out below:

1.	Growing a diverse economy and creating jobs;

2.	Realising the Smart State through education, skills and innovation;

3.	Managing urban growth and building Queensland’s regions;

4.	Improving health care and strengthening services to the community;

5.	Protecting our children and enhancing community safety;

6.	Protecting the environment for a sustainable future; and

7.	Delivering responsive government.

The Government has articulated a range of specific initiatives consistent with these key policy priorities. Implementing these is a key feature of the 2007-08 Budget. In addition, there is increased funding across a range of areas to enhance existing Government services.

Reporting on Social and Fiscal Outcomes

An important part of government accountability is the requirement to publish regular, informative reports on the outcomes of the Government’s activities against previously announced objectives. The Charter details the reports and information the Government will provide on its performance against its objectives for the community and its financial commitments.

In December 2006, the Government released its seventh annual report on the efficiency and effectiveness of its activities in meeting its objectives for the community during 2005-06. This report, Priorities in Progress, is part of a process by which the Government is becoming increasingly accountable to its community stakeholders, not just for money spent but for the outcomes achieved. Priorities in Progress endeavours to provide Queenslanders with information on the outcomes of the priorities outlined in the Charter.

The annual Priorities in Progress report represents a significant step forward in terms of public sector accountability. Nevertheless, the Government recognises that the outcome indicators used will need to be further refined and developed. This will be an ongoing process, with the direct involvement of key stakeholders, that will improve the ability to measure the effectiveness of initiatives and policies in meeting the community’s needs.

The report for 2006-07 is expected to be tabled in Parliament in early December 2007.

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Operating Statement

2006-07 Outcome

On a Government Finance Statistics (GFS) basis, the General Government sector returned an operating surplus of $1.856 billion and a cash surplus of $2.304 billion.

The 2006-07 operating outcome is $537 million lower than that estimated at the time of the 2007-08 Budget. The decrease in the surplus primarily reflects a technical adjustment deeming the tax arising on the gain on the sale of certain of the State’ energy retail assets to be a return of capital.

The Queensland Government operates a superannuation scheme whereby investment funds are set aside to meet all accruing employee entitlements. These funds are invested in a diversified portfolio of equities, property, cash and fixed interest. With approximately $27 billion in funds invested to finance superannuation and other future employment entitlement liabilities, the General Government operating result will be impacted by the year to year performance of investment markets. Budget estimates for investment returns are based on the expected long-term average return for the portfolio of 7.5%. These estimates are then revised upwards or downwards during the year based on actual experience. Investment returns in 2006-07 were 14.1%.

Above average returns are reinvested to ensure that the Government has the capacity to absorb any future periods of under performance. Despite the volatility of investment returns, the policy of setting aside and investing funds for future employee entitlements remains one of the key features of the State’s strong balance sheet.

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Table 1 below provides aggregate outcome information for 2006-07 and projections for 2007-08.

Table 1

Key Financial Aggregates

(GFS Basis)

	2005-06 Actual $ million	2006-07 Estimated Actual $ million	2006-07 Actual $ million	2007-08 Budget $ million
General Government Sector:
Revenue	30,084	32,557	31,981	32,551
Expenses	26,370	30,164	30,125	32,282

Net operating balance	3,714	2,393	1,856	268
Cash surplus/(deficit)	4,648	1,722	2,304	(892)
Purchases of non-financial assets	3,186	4,137	4418	5,463
Net worth	105,035	114,466	117,831	119,799

Public Non-Financial Corporations Sector:
Net operating balance	287	(604)	824	360
Purchases of non-financial assets	4,592	7,436	6,363	7,919

2007-08 Budget Projections

A surplus of revenue over operating expenses of $268 million is expected in 2007-08 for the General Government Sector. The Total State net operating result for 2007-08 is expected to be a surplus of approximately $628 million, with the Public Non-Financial Corporations sector expected to record a net operating surplus of $360 million.

The operating result in the Public Non-Financial Corporations sector reflects the treatment of dividends under Government Finance Statistics rather than a reflection of the underlying operating performance of the sector. Under a normal accounting presentation, the net operating result excludes dividend payments which are treated as returns to shareholders and therefore “below the line”. Under GFS, dividends are an expense “above the line”. It also reflects the inclusion in the sector of some entities which, in the course of their normal operations, do not operate in surplus.

Revenue

General Government revenue is forecast to increase by $570 million (1.7%) from the 2006-07 actual to $32.551 billion in 2007-08. Increases in taxation revenue are expected to be offset by reduced tax equivalent payments and investment returns moderating to the assumed long-term earnings rate.

Leaving aside investment returns, grants and subsidies, together with taxation, are the principal forms of revenue for the State, accounting for around three-quarters of budgeted General Government revenue.

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Expenses

In GFS terms, General Government expenses are forecast to increase by $2.157 billion over the 2006-07 actual to $32.282 billion in 2007-08. The increase in expenditure relative to 2006-07 primarily relates to moderate increases in wages, the implementation of election commitments and other service enhancements across key service delivery agencies and recurrent expenditure in support of the capital program.

Balance Sheet

Table 2 below provides data on the State’s capital program and net worth.

Table 2

2006-07 Capital Program and Balance Sheet Results

and 2007-08 Budget Projections

(GFS Basis)

	2005-06 Actual $ million	2006-07 Estimated Actual $ million	2006-07 Actual $ million	2007-08 Budget $ million
Purchases of Non-Financial Assets:

General Government Sector	3,186	4,137	4,418	5,463
Public Non-Financial Corporations	4,592	7,436	6,363	7,919
Non-financial Public Sector[1,2]	7,713	11,573	10,635	13,383

Net Worth:
General Government Sector (Total State) [3]	105,035	114,466	117,831	119,799
Incorporating Equity Investment in:
Public Non-Financial Corporations	20,268	21,516	20,648	23,416
Public Financial Corporations Sector	1,796		1,934

Notes:

1.	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.
2.	Purchases of non-financial assets comprises expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and expenditure on intangible assets such as patents and copyrights. Purchases of non-financial assets differs from the total State capital program reported in Budget Paper No. 3 due to capital grants being included in the Capital Works Program.
3.	As no budget data are collected for Public Financial Corporations, the forecast net worth assumes that PFC net worth (equity investment for which is held by the State, and recorded in the General Government Sector) remains constant.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

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Net worth of the General Government sector for 2006-07 grew by $12.796 billion over the 2005-06 actual net worth. This growth reflects the impact of the Government’s operating surplus in 2006-07 and upward revaluations in a range of State assets. In the Public Non-Financial Corporations sector net worth was $20.268 billion in 2005-06. It increased to $20.648 billion in 2006-07 and is forecast as $23,416 billion in 2007-08.

Net Financial Assets

The net financial assets measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. Because of its comprehensive nature, the net financial assets measure is more appropriate in an accrual accounting framework.

The net financial assets of the General Government sector reflect the cumulative impact of sound fiscal policies and mean the State is fully capable of meeting all its current and recognised future obligations, without recourse to material adjustments in fiscal policy settings.

After excluding the value of equity investments of public enterprises, financial assets in the General Government sector are still more than sufficient to meet all the liabilities of the sector. Accordingly, the financial position of the State remains very strong, with sufficient financial assets available to meet liabilities as they fall due, in accordance with the requirements of the Government’s Charter.

Queensland has consistently pursued sound long-term fiscal policies such as ensuring all employee superannuation and long service leave entitlements are fully funded. The strong balance sheet and high levels of liquidity in the General Government Sector clearly demonstrate the success of these policies.

Capital Program

On a GFS basis, the General Government’s purchases of non-financial assets in 2006-07 was $4.418 billion, compared with the budgeted figure of $3.958 billion. This record level of expenditure for the sector was mainly in the areas of health, education and transport. The expenditure has been funded mainly from operating cash flows and the utilisation of existing cash balances.

The 2007-08 capital program announced in the Budget is the largest ever undertaken in nominal terms and includes a significant investment in water infrastructure and the continuation of the South East Queensland Infrastructure Plan and Program (SEQIPP), as well as a number of other new capital investments. The SEQIPP outlines the Government’s priorities for regionally significant infrastructure over the next 10 years and identifies projects amounting to around $82 billion over the next 20 years. Capital outlays in 2007-08 are estimated to be $14.029 billion.

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Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a GFS basis.

Table 3

Key Financial Aggregates (Summary)

(GFS Basis)

	Budgeted 2007-08 $ million	Projected 2008-09 $ million	Projected 2009-10 $ million	Projected 2010-11 $ million
General Government Sector:
Revenue	32,511	33,307	34,605	35,979
Expenses	32,282	33,056	34,364	35,766
Net operating balance	268	251	241	213
Cash surplus/deficit	(892)	(2,248)	(2,298)	(2,045)
Purchases of non-financial assets	5,463	5,839	5,899	5,947
Net worth	119,799	123,302	127,072	130,941

Public Non-Financial Corporations Sector:
Net operating balance	360	(36)	144	139
Purchases of non-financial assets	7,919	6,423	5,382	4,772

The key trends in these projections are:

•

The General Government sector is budgeting for moderate operating surpluses over the forward estimates period, reflecting the implementation of service enhancements across key service delivery agencies, recurrent expenditure in support of the capital program and the abolition of a number of State taxes;

•

State tax revenue is expected to continue to grow in the outyears due to factors such as economic and population growth, but is slowing due to the abolition of a number of State taxes in accordance with the Intergovernmental Agreement with the Commonwealth. The forward estimates forecast moderate growth in funding from the Commonwealth;

•

Expenses are also forecast to grow, with employee expenses increasing in line with expected growth in wages and a range of service developments and initiatives, with a particular focus on the areas of health, disability services, housing, child safety and education and training;

•

Cash deficits are forecast over the forward estimates period, reflecting a significant increase in capital expenditure. Over the period 2007-08 to 2010-11, the General Government sector is expected to invest $23.148 billion in capital; and

•	The General Government sector’s net worth is forecast to grow, consistent with the Government’s Charter of Social and Fiscal Responsibility.

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REPORT OF THE AUDITOR-GENERAL OF QUEENSLAND

The books, accounts and financial records relating to the Public Accounts of Queensland prepared by the State Treasury Department, for the years 1989-90 through 2006-2007 inclusive and Queensland Treasury Corporation for the years 1989-90 through 2006-2007 inclusive have been audited in accordance with recognized professional Australian Auditing Standards and practices and the relevant provisions of the Financial Administration and Audit Act 1977 (Queensland legislation governing State financial administration and practice).

Audit Certificates were subsequently provided to the Legislative Assembly of Queensland that, inter alia, all explanations and information required had been obtained in respect of these audits and that, in the opinion of the Auditor General, the various financial statements had been properly drawn up so as to present a true and fair view of transactions for the financial years concerned and the position of the accounts at the close of the respective years. There were no material audit qualifications to these accounts for any of the periods referred to with the exception of the Queensland Treasury Corporation financial statements for the periods 1 July 1989 to 30 June 1990 and 1 July 1990 to 30 June 1991. These qualifications related to the validity of specific significant assumptions and the outcome of certain litigation which, having been resolved, did not materially impact upon the accounts of Queensland Treasury Corporation for the subsequent years and accordingly an unqualified opinion was given in respect of these subsequent years.

In relation to the Income Statement, Statement of Cash Flows, Statement of Changes in Equity and the Balance Sheet of the Queensland Treasury Corporation for the year ended 30 June 2007 set out in the Queensland Treasury Corporation Annual Report for 2006-2007, I hereby certify that these Statements are an accurate reproduction of the financial statements duly certified in accordance with paragraph two of this Report and, in my opinion, have been properly drawn up so as to show a true and fair view of the transactions of the Corporation for the periods shown and the financial position of the Corporation as at 30 June 2006 and 30 June 2007.

Dated December 7, 2007

G POOLE

Auditor General of Queensland

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